Luis Carrillo, Partner; SteadyLaw Group, LLP
501 W. Broadway, Suite 800San Diego, CA 92101

Direct phone: 619.399.3102; Main phone: 619.399.3090; Fax: 619.330.1888

January 23, 2007

Mr. Jeffery Riedler
Ms. Song Brandon
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:  Drayton Harbor Inc.
Amendment #1 to the Registration Statement
on Form SB-1
Filed December 01, 2006.
File No.333-137160

Dear Mr. Riedler and Ms. Brandon,

In response to your letter dated December 06, 2006, Drayton Harbor Resources Inc. has made changes to its filing. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter.

General

1. We have revised our disclosure to provide updated Financials to Dec 31, 2006.

2. We have removed from this amendment the technical report filed as an exhibit in our first amendment.

Prospectus Cover Page.

3. We have revised our cover page to include the shortened version of our name.

4. We have re-introduced the page number on which the Risk Factors start.

“The Company has never earned a profit. There is no guarantee that we will…” page 7

5. We have revised our filing to include in the risk factor heading that we are operating under a net loss.

We are solely governed by Mr. John Briner, our sole executive officer and…” page 8

6. We have revised our filing under this heading to explain what is meant by his “personal financial and business interest”

“Mineral exploration and Prospecting is Highly Competitive and Speculative…” page 10

7. We have revised our filing to include an approximate number of other companies we compete with in our field.

“The Company has not paid any cash dividends o nits shares of common stock and…”

8. We have revised the risk factor heading itself to reflect that investors will only see a return on their investments if the value of the shares appreciates.

Property Acquisition Details, page 24

9. We have revised our disclosure to indicate that Mr. Laird was the co-author of the property report and that Drayton Harbor purchased the property report from James Laird.

Exploration History and Previous Operations, page 28

10. We have revised our disclosure to state when Mr. Laird acquired the property and the consideration paid.

11. With respect to your request that we provide marked third party documentation for the statements we make under the section, Exploration History and Previous Operations, we include with this correspondence documentation in support of these statements.

In particular, statements made in the first paragraph of this section are supported by the gif.s entitled “1910 Canyon Creek Mine Report Placer Gold. gif” and “1910 Canyon Creek Mine Report Placer Gold (B).gif.” Statements made in the second paragraph are supported by the exhibits entitled, “F. Cullen 36-61.gif”; “Whittaker 53-68.jpg”; “L. Cullen 40-47.gif”; “Nelson 56-74.gif”; “A.E. Morton 59-60.jpg”; V. Tamm 71-74.gif”; “V. Tamm 71.gif” and “Prospector’s Sketch.gif”. For your convenience, we have listed the exhibits to correspond to the order in which the statements made in the paragraphs appear.

12. We have revised our filing to remove references to “CG.gif” that were made in the body of the first amendment to our registration statement.

Compliance with Government Regulations

13. We have revised our disclosure to provide a summary of the important regulations governing mining activities in British Columbia and a brief description of the federal and provincial regulations we are subject to. As well, we have added a link to the Federal Government website, which fully describes the regulatory regime for mining in Canada and British Columbia.

Income Statement, page 40

14. We have revised our filing, here and under the heading “Liquidity and Capital Resources”, to record the property purchase as “operating expenses”, consistent with SFAS No. 144, par. 25.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Mineral Property, page 44

15. We have revised our document under this heading to eliminate any references to SFAS No.33. We have revised our filing under this heading and under “Results of Operations” to describe, with reference to Statement of Financial Accounting Standards No. 89, paragraph 14, our accounting policy with respect to the exploration and development costs we will incur in executing our proposed work program on the Canyon Gold Property during the period ended December 31, 2006.

FASB 144 - Reporting and Disclosure, page 47

16. We have revised our disclosure here and under “Liquidity and Capital Resources” to clarify for investors our accounting policy pursuant to SFAS No. 144 and how our accounting policy relates to our decision to record an impairment loss with respect to the Canyon Gold Property during the period ended December 31, 2006.

Exhibit 23.1

17. We have had our independent account revise their consent report to reflect the fact that they have dual dated their audit report.

Exhibit 23.2

18. We have filed consents for both authors of the Geology Report, James Laird and Greg Thomson.

Exhibit 10.1

19. We have re-filed this exhibit.

If you have any questions or concerns, please feel free to contact us anytime.

Luis Carrillo,

Partner; SteadyLaw Group, LLP
501 W. Broadway, Suite 800San Diego, CA 92101

Direct phone: 619.399.3102; Main phone: 619.399.3090; Fax: 619.330.1888